Exhibit 99(b)


CNF TRANSPORTATION INC.
COMPUTATION OF RATIOS OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(Dollars in thousands)

                                                     Nine Months Ended
                                                       September 30,
                                                1999                  1998
Combined Fixed Charges and Preferred
   Stock Dividends:
      Interest Expense                     $    21,300           $    25,135
      Capitalized Interest                       3,887                 1,585
      Dividend Requirement on Series B
         Preferred Stock [1]                     8,257                 8,374
      Dividend Requirement on Preferred
         Securities of Subsidiary Trust          4,689                 4,689
      Interest Component of
         Rental Expense [2]                     38,207                28,977
                                           $    76,340           $    68,760

Earnings:
   Income before Taxes                     $   239,406           $   187,837
   Fixed Charges                                76,340                68,760
      Capitalized Interest                      (3,887)               (1,585)
      Preferred Dividend Requirements [3]       (8,257)               (8,374)
                                           $   303,602           $   246,638

Ratio of Earnings to Combined Fixed Charges
   and Preferred Stock Dividends:                  4.0 x                 3.6 x


[1] Dividends on shares of the Series B cumulative convertible preferred stock are used to pay debt service on notes issued by the Company's Thrift and Stock Plan.

[2]   Estimate of the interest portion of lease payments.

[3] Preferred stock dividend requirements included in fixed charges but not deducted in the determination of Income before Taxes.